Exhibit 29
January 19, 2007
Special Committee of the
Board of Directors
Moscow CableCom Corp.
590 Madison Avenue
New York, NY 10022
Proposal for a Negotiated Acquisition
Gentlemen:
We refer to our letter dated November 4, 2006 (the “Original Proposal Letter”). All capitalized terms used and not defined in this letter have the meanings assigned to them in the Original Proposal Letter.
This will confirm the advice conveyed to your representative by our representatives earlier today. We have revised Our Proposal by raising the Per Share Price to $12.00. All other provisions of Our Proposal under which the Proposed Merger would be effected are correspondingly revised to reflect a price of $12.00 per share of Common Stock rather than $10.80. We are proposing no other change in any of the other terms or conditions of Our Proposal nor the rationale for Our Proposal, and related statements, contained in the Original Proposal Letter.
Very truly yours,

RENOVA MEDIA ENTERPRISES LTD
By:	Vladimir Kuznetsov
	Name:	Vladimir Kuznetsov
	Title:	Chairman, Supervisory Board

Renova Media Enterprises Ltd.
2nd Terrace West Centreville,
P.O. Box N-7755,
Nassau, Bahamas